

Mail Stop 4628

February 18, 2016

Via E-mail
Gysle R. Shellum
Chief Financial Officer
PDC Energy, Inc.
1775 Sherman Street
Suite 3000
Denver, CO 80203

> **Re: PDC Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 19, 2015**
> **Supplemental Response dated January 29, 2016**
> **File No. 000-07246**

Dear Mr. Shellum:

We have reviewed your January 29, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2015 letter.

Form 10-K for Fiscal Year Ended December 31, 2014

Notes to Consolidated Financial Statements

Crude Oil and Natural Gas Information, page 88

1.   We have reviewed your response to prior comment two. Please revise your proved undeveloped ("PUD") reserves roll-forward table to separately present the volumes related to purchases, dispositions, extensions and discoveries, and other additions. Additionally, reconcile the amounts provided in your response to the amounts reported as extensions and dispositions in the tabular presentation of changes in proved undeveloped reserves on page 90 of your Form 10-K.

2. We note your response to comment three relating to the material downward revisions in PUD reserves. You explained that you increased your proved well density from four wells per section to six wells per section at the end of 2013 and then increased to eight wells per section in 2014. You included the PUD reserves related to these removed well locations in the Revisions category and included the PUD reserves related to the new wells in the Extensions and Discoveries category. Please tell us how you considered the guidance under FASB ASC 932-235-50-5 in classifying these changes. In this regard, explain why you believe it is appropriate to classify gross PUD volumes attributable to new wells as extensions, rather than reporting the net increase as a revision.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources